

OFFERING MEMORANDUM

facilitated by



# The Blind Dragon LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| Name of Company | The Blind Dragon LLC |
|---|---|
| State of Organization | MO |
| Date of Formation | 04/05/2023 |
| Entity Type | Corporation |
| Street Address | 2100 Wyandotte St, Kansas City MO, 64108 |
| Website Address | theblinddragon.com |

### (B) Directors and Officers of the Company

| Key Person | Guy Brown |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Managing Partner<br>2023 |
| Other business experience (last three years) | A life long entrepreneur, he has 10 years experience as a general contractor. He has built, rehabbed, and/or managed more than 50 properties for himself and clients. He brings a design, management and construction background to the team to execute on the vision of the concept. |

### (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Guy Brown | 100% |

## (D) The Company's Business and Business Plan

Blind Dragon: Kowloon Club

What is it?

- The Kowloon Club is a special group of people that support the Blind Dragon and it's mission. The founders part of this will be initial investors who put significant money into the project.

- We will open this up to other people who want to pay a fee and be part of this initial club. The goal is to have ongoing special events on a monthly basis where club level members enjoy a different curated experience.

- To take the "analogue space in a digital world" to a different level one day a month.

How it Works

- The goal here is to curate intellectual experiences at the speakeasy that allow for amazing interactions, conversations, and learning.

- We will bring in interesting speakers, authors, musicians, artists, and thought leaders from around the world.

- The format will be a relaxed two to three hour event on a Tuesday or Wednesday where people can come and learn some interesting stuff, or simply be immersed in an intellectual or sensory experience.

Kowloon Club Investor Perks

- $10k+ - Kowloon Club Founder

- $25k+ - KC Founder + 1% back in gift card per year

- $50k+ - KC Founder + 2% back in gift card per year

Additional details

Kowloon Club is a special group of people that support the Blind Dragon and it's mission. We will curate private experiences at the speakeasy that allow for amazing interactions, conversations, and learning. We will bring in interesting speakers, authors, musicians, artists, and thought leaders. The format will be a relaxed 1-3 hour event on a Tues/Wed.. Open bar + food. Investors over $10k get in Kowloon Club for free.

What Makes This Interesting in the Market?

- Cool Building, Great Location: We have an old brick building that currently houses a successful architecture firm. It is 1 block from the Kauffman Center for the Performing Arts and 3 new hotels including the nicest one in town: The Loews. We are visible from Main

Street and near a streetcar stop.

- No Phones, No Internet: An analogue place in a digital world. There will be no selfies, no photos of the speakeasy on Instagram. It will remain a mystery. Everything that happens here will be memories in your mind and experiences to cherish. We will enforce this no phone policy with vigor.

- Beyond Cocktails: People have seen some great cocktails around the country. We will pick our spots to amaze and fill out the drink menu with a broad array of cool cocktails. We will be the first in town to create a notable non-alcoholic menu that allows guests to enjoy the vibe without the liquor.

- Curated Experience: Everything will be carefully curated down to the last detail. As if Stanley Kubrick created a speakeasy instead of a film. Our team is led by a Concierge, not just a manager. We get to know our guests and build long term relationships.

The Team

Guy Brown,

Guy began his career working with Chris as the general manager for the Empire Room.

A life long entrepreneur, he has 10 years experience as a general contractor. He has built, rehabbed, and/or managed more than 50 properties for himself and clients. He brings a design, management and construction background to the team to execute on the vision of the concept.

Chris Sefreyn,

Chris has been designing, building and managing restaurants, bars and nightclubs for 25 years in Kansas City and New Orleans.

He started with the original Velvet Dog and continued on with Liquid Lounge, Kashmir, Empire Room, Cafe Trocadero, and more. Chris has published a book on Amazon called "The Restaurant & Bar Bible" with all his years of knowledge in it.

He has promoted hundreds of events including 10 years of the City Market Concert Series. This venue hosted the likes of James Brown, The Killers, Widespread Panic, John Mayer and Deathcab for Cutie.

What is the Blind Dragon?

Kansas City has been evolving and growing up, turning a quiet cowtown into a hidden gem of the Midwest. The downtown area has been rebuilt and over 32,000 people live there. It has its own streetcar and vibrant neighborhoods. While downtown has some cool bars and nice speakeasies, it's time for a new spot to continue to elevate the options in the city.

The Blind Dragon is 2 things a Hong Kong style speakeasy and an analogue space in a digital world. You will enter through the back alley underneath an architect's office, first through 2 different atriums. No smart phones will be allowed. You will place your phone in a sealed bag and hold it until you leave. No phones, no internet, no TVs.

You disappear into our world for awhile where you can be your real self and interact on a deeper level with friends, locals and the best people from out of town who happen to be in our city.

Your entire experience will be curated for you from the minute you put your phone away and are escorted into the space. We have a composing team creating a custom music score for the room. We have a scent expert designing corresponding essential oils that match the decor and music. We are designing the space to to allow comfort and yet force interactions with strangers. The amazing cocktails and design visuals will provide the final piece of the experience. All that is left is for you to add the quality conversation with other human beings to make the visit special and unable to be repeated. Our goal is for every guest to think: "I need to come back and bring a friend here!"

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| Target Offering Amount | $150,000 |
|---|---|
| Offering Deadline | July 21, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $350,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

### (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Buildout | $139,875 | $326,375 |
| Mainvest Compensation | $10,125 | $23,625 |
| TOTAL | $150,000 | $350,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

### (J) The Investment Process

#### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

#### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

#### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 5.5 - 12.8%[2] |
| Payment Deadline | 2028-12-31 |
| Maximum Payment Multiple | 1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 3.52% |

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.5% and a maximum rate of 12.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $150,000 | 5.5% |
| $200,000 | 7.3% |
| $250,000 | 9.2% |
| $300,000 | 11.0% |
| $350,000 | 12.8% |

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

### Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

### Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

### Other Classes of Securities

| Name of Security | LLC Ownership Units |
|---|---|
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities Have Voting Rights |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company. |

### Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

### The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
| --- | --- |
| Guy Brown | 100% |

### How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

### How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

### (Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

### (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

### (S) The Company's Financial Condition

No operating history

The Blind Dragon was established in April of 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Blind Dragon's fundraising. However, The Blind Dragon may require additional funds from alternate sources at a later date.

### (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

#### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $600,000 | $750,000 | $800,000 | $840,000 | $882,000 |
| Cost of Goods Sold | $50,000 | $62,500 | $66,666 | $69,999 | $73,498 |
| Gross Profit | $550,000 | $687,500 | $733,334 | $770,001 | $808,502 |
| EXPENSES | | | | | |
| Utilities | $20,000 | $25,000 | $26,666 | $27,999 | $29,398 |
| Salaries | $150,000 | $153,750 | $157,593 | $161,532 | $165,570 |
| Insurance | $15,000 | $15,000 | $15,000 | $15,000 | $15,000 |
| Repairs & Maintenance | $10,000 | $10,250 | $10,506 | $10,768 | $11,037 |
| Legal & Professional Fees | $20,000 | $20,500 | $21,012 | $21,537 | $22,075 |
| Operating Profit | $335,000 | $463,000 | $502,557 | $533,165 | $565,422 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V